SILVER STANDARD RESOURCES INC.
STOCK OPTION PLAN

Approved May 9, 2014 and amended February 26, 2016

STOCK OPTION PLAN
ARTICLE 1
DEFINITIONS AND INTERPRETATION

1.1	Definitions
As used herein, unless there is something in the subject matter or context inconsistent therewith, the following terms shall have the meanings set out below:
“Administrator” means the Corporate Secretary of the Company or such other director or other senior officer or employee of the Company as may be designated as Administrator by the Board from time to time;
“Award Date” means the date on which the Board awards a particular Option;
“Blackout Period” means, in respect of an Option Holder, a period during which such Option Holder is prohibited from trading in securities of the Company pursuant to applicable Securities Laws or any existing policy of the Company;
“Board” means the board of directors of the Company or any committee thereof to which the board of directors of the Company has delegated the power to administer and grant options under the Plan;
“Cause” means:

(a)	“Cause” as such term is defined in the written employment agreement, if any, between the Company and the Employee; or

(b)
in the event there is no written employment agreement between the Company and the Employee or “Cause” in not defined in the written employment agreement between the Company and the Employee, the usual meaning of just cause under the common law or the laws of British Columbia;

“Change of Control” means the occurrence of one or more of the following events:

(a)
individuals who, as of the date of this Agreement, constitute the Board (the “Incumbent Directors”) cease for any reason to constitute at least a majority of such Board, provided that any person becoming a director after the date of this Agreement and whose election or nomination for election was approved by a vote of at least a majority of the Incumbent Directors then on the Board shall be an Incumbent Director; provided, however, that no individual initially elected as a director of the Company as a result of an actual or threatened election contest with respect to the election or removal of directors (“Election Contest”) or other actual or threatened solicitation of proxies or consents by or on behalf of any person other than the Board, including by reason of any agreement intended to avoid or settle any Election Contest or proxy contest, shall be deemed an Incumbent Director;

(b)
any change in the holding, direct or indirect, of shares in the capital of the Company as a result of which a person or group of persons acting jointly or in concert, or person associated or affiliated with any such person or group within the meaning of the Securities Act (British Columbia), becomes the beneficial owner, directly or indirectly, of shares and/or other securities in excess of the number which, directly or following conversion thereof, would entitle the holders thereof to cast more than 50% of the votes attaching to all shares of the Company which may be cast to elect directors of the Company (the “Company Voting Securities”); provided, however, that the event described in this paragraph (b) shall not be deemed to be a Change of Control by virtue of any of the following acquisitions of Company Voting Securities:

(i)	by the Company or any subsidiary;

(ii)	by any employee benefit plan sponsored or maintained by the Company or any subsidiary;

(iii)	by any underwriter temporarily holding securities pursuant to an offering of such securities;

(iv)	pursuant to a Non-Qualifying Transaction (as defined in paragraph (c)); or

(v)
from the Company pursuant to a transaction (other than one described in paragraph (c) below), if a majority of the Incumbent Directors approve a resolution providing expressly that the acquisition pursuant to this clause (v) shall not constitute a Change of Control under this paragraph (b);

(c)
the consummation of a merger, consolidation, share exchange or similar form of corporate transaction involving the Company or any of its subsidiaries (a “Business Combination”), unless immediately following such Business Combination:

(i)
Company Voting Securities that were outstanding immediately prior to the consummation of such Business Combination (or, if applicable, securities into or for which such Company Voting Securities were converted or exchanged pursuant to such Business Combination) represent more than 50% of the combined voting power of the then outstanding securities eligible to vote for the election of directors or trustees (“voting power”) of (A) the entity resulting from such Business Combination (the “Surviving Entity”), or (B) if applicable, the ultimate parent entity that directly or indirectly has beneficial ownership of 100% of the voting securities eligible to elect directors of the Surviving Entity (the “Parent Entity”);

(ii)
no person (other than any employee benefit plan sponsored or maintained by the Surviving Entity or the Parent Entity) is the beneficial owner, directly or indirectly, of 50% or more of the voting power of the Parent Entity (or, if there is no Parent Entity, the Surviving Entity); or

(iii)
at least a majority of the members of the board of directors of the Parent Entity (or, if there is no Parent Entity, the Surviving Entity) were Incumbent Directors at the time of the Board’s approval of the execution of the initial agreement providing for such Business Combination (any Business Combination which satisfies all of the criteria specified in (i), (ii) and (iii) above shall be deemed to be a “Non-Qualifying Transaction”);

(d)	the approval by directors or shareholders of the Company of a complete liquidation or dissolution of the Company;

(e)
a sale or other disposition of all or substantially all of the property or assets of the Company, other than to an affiliate within the meaning of the Securities Act (British Columbia) or pursuant to a Non-Qualifying Transaction; or

(f)	any determination by the majority of Incumbent Directors of the Company that a Change of Control has occurred.
“Company” means Silver Standard Resources Inc.;
“Employee” means an individual who:

(a)	is considered an employee under the Income Tax Act (Canada) (i.e. for whom income tax, employment insurance and CPP deductions must be made at source);

(b)
works full-time for the Company or any of its Subsidiaries providing services normally provided by an employee and who is subject to the same control and direction by the Company over the details and methods of work as an employee of the Company, but for whom income tax deductions are not made at source; or

(c)
works for the Company or any of its Subsidiaries on a continuing and regular basis for a minimum amount of time per week providing services normally provided by an employee and who is subject to the same control and direction by the Company over the details and methods of work as an employee of the Company, but for whom income tax deductions are not made at source;

“Exercise Period” means the period during which a particular Option may be exercised and, subject to the provisions of the Plan, is the period from and including the Award Date through to and including the Expiry Date;
“Exercise Price” means the price at which an Option may be exercised as determined in accordance with paragraph 3.5;
“Expiry Date” means the date determined in accordance with paragraphs 3.3 and 3.4 and after which a particular Option cannot be exercised;
“Insider” has the meaning given to it in the Securities Act (British Columbia);

“Market Price” means, as at any date, the volume weighted average trading price of the Shares on the TSX (or any other stock exchange on which the majority of the volume of trading of the Shares has occurred over the relevant period) over the five trading days on which a board lot was traded immediately preceding such date, calculated by dividing the total value of all such trades by the total volume of Shares so traded, subject to any conditions or restrictions imposed by the TSX; and with respect to a U.S. Director, to the extent required by Section 409A, Market Price means the greater of the volume weighted average trading price of the Shares on the TSX (or any other stock exchange on which the majority of the volume of trading of the Common Shares has occurred over the relevant period) over (i) the five trading days on which a board lot was traded immediately preceding such date, calculated as set forth above, or (ii) the single trading day immediately preceding such date; provided that, if the Shares are not listed and posted for trading on any stock exchange at the time such calculation is to be made, the Market Price shall be the market value of a Share as determined by the Board acting in good faith;
“Option” means an option to acquire Shares, or, in the circumstances contemplated by paragraph 4.5, to receive payment of an amount of money from the Company, awarded to an Employee or Service Provider pursuant to the Plan;
“Option Holder” means an Employee or Service Provider or former Employee or Service Provider, who holds an unexercised and unexpired Option or, where applicable, the Personal Representative of such person;
“Personal Representative” means:

(a)	in the case of a deceased Option Holder, the executor or administrator of the deceased duly appointed by a court or public authority having jurisdiction to do so; and

(b)	in the case of an Option Holder who for any reason is unable to manage his or her affairs, the person entitled by law to act on behalf of such Option Holder;
“Plan” means this stock option plan;
“Regulatory Authorities” means all stock exchanges and other organized trading facilities on which the Company’s Shares are listed and all securities commissions or similar securities regulatory authorities having jurisdiction over the Company;
“Section 409A” means Section 409A of the US Internal Revenue Code of 1986, as amended, and the Treasury Regulations promulgated thereunder as in effect from time to time;
“Securities Laws” means securities legislation, securities regulations and securities rules, as amended, and the policies, notices, instruments and orders in relation thereto in force from time to time that are applicable to the Company;
“Security Based Compensation Arrangements” has the meaning ascribed to it by the TSX Company Manual;
“Service Provider”, as set out in section 613 of the TSX Company Manual, means a person or company engaged by us to provide services for an initial, renewable or extended period of twelve months or more;
“Shares” means the common shares without par value of the Company;

“Subsidiary” means any corporation which is a subsidiary of the Company for the purposes of the Business Corporations Act (British Columbia);
“Termination Date” means:

(a)
in the case of the resignation of the Option Holder as an Employee of the Company, the date that the Option Holder provides notice of his or her resignation as an Employee of the Company to the Company; or

(b)
in the case of any other termination of the Option Holder’s employment with the Company by the Company for any reason other than death, the date that the Company provides notice of termination of the Option Holder’s employment to the Option Holder; or

(c)
in the case of the termination of the written contract of the Option Holder to provide services to the Company, the date that one of the parties to the written contract provides notice of termination of the written contract to the other party;

“TSX” means the Toronto Stock Exchange; and
“Voting Securities” means Shares and any other shares entitled to vote for the election of directors and shall include any securities, whether or not issued by the Company, which are not shares entitled to vote for the election of directors but are convertible into or exchangeable for shares which are entitled to vote for the election of directors, including any options or rights to purchase such shares or securities.

1.2	Choice of Law
The Plan is established under, and the provisions of the Plan shall be subject to and interpreted and construed in accordance with, the laws of the Province of British Columbia.

1.3	Headings and References
The headings used herein are for convenience only and are not to affect the interpretation of the Plan. References to numbered paragraphs are to such numbered paragraphs of the Plan. References to “herein”, “hereunder” and “hereof” and similar terms are references to the Plan as a whole.

1.4	Singular and Plural
Unless the context requires otherwise, words in the singular include the plural and words in the plural include the singular.

ARTICLE 2
PURPOSE AND PARTICIPATION

2.1	Purpose
The purpose of the Plan is to provide the Company with a share-related mechanism to attract, retain and motivate qualified Employees and Service Providers, to reward such of those Employees and Service Providers as may be awarded Options under the Plan by the Board from time to time for their contributions toward the long term goals of the Company and to enable and encourage such Employees and Service Providers to acquire Shares as long term investments.

2.2	Participation
The Board shall, from time to time and in its sole discretion, determine those Employees and Service Providers, if any, to whom Options are to be awarded. The Board may only grant options to an Employee or Service Provider if such Employee or Service Provider is a bona fide Employee or Service Provider of the Company or any of its Subsidiaries. The Board may, in its sole discretion, grant the majority of the Options granted on any particular occasion to Insiders. However, in no case will:

(a)	Options to acquire more than 5% of the issued and outstanding Shares be granted to any one individual in any one year period;

(b)
the maximum number of Shares issuable to Insiders pursuant to the Plan, together with the maximum number of Shares issuable to Insiders pursuant to all other Security Based Compensation Arrangements, at any time exceed 6% of issued and outstanding Shares;

(c)
the maximum number of Shares issued to Insiders pursuant to the Plan, together with the maximum number of Shares issued to Insiders pursuant to all other Security Based Compensation Arrangements, within a one year period, exceed 6% of the issued and outstanding Shares.

2.3	No Certificates
No certificates shall be issued with respect to Options. All records relating to the Options shall be maintained in the Company’s electronic compensation plan system. A copy of the Plan shall be available to Option Holders on the Company’s electronic compensation plan system.

2.4	Limitation
The Plan does not give any Option Holder that is an Employee the right to be or to continue to be employed by the Company and does not give any Option Holder that is a Service Provider the right to be or to continue to be retained as a Service Provider by the Company. An Option Holder shall not have any rights as a shareholder of the Company with respect to any Shares issuable upon the exercise of any Option until such Option has been duly exercised in accordance with the terms and conditions of the Plan and such Shares have been issued to such Option Holder.

ARTICLE 3
TERMS AND CONDITIONS OF OPTIONS

3.1	Issuance of Shares
The Shares to be issued to Option Holders upon the exercise of Options shall be authorized and unissued Shares the issuance of which shall have been authorized by the Board.

3.2	Number of Shares
Subject to adjustment as provided for in paragraph 3.8, the number of Shares which will be available for issuance pursuant to Options granted under the Plan, and under any predecessor Plan approved by the Company’s shareholders, at any time will not exceed 6% of the issued and outstanding Shares at such time. If any Option expires or otherwise terminates for any reason without having been exercised in full, the number of Shares in respect of which the Option expired or terminated shall again be available for the purposes of the Plan.

3.3	Term of Option
Subject to paragraph 3.4, the Expiry Date of an Option shall be the date so fixed by the Board at the time the particular Option is awarded, provided that such date shall be no later than the tenth anniversary of the Award Date of such Option.

3.4	Termination of Option
Subject to such other terms or conditions as may be attached to Options granted hereunder, an Option Holder may exercise an Option in whole or in part at any time or from time to time during the Exercise Period. Any Option or part thereof not exercised within the Exercise Period shall terminate and become null, void and of no effect as of 4:30 p.m. local time in Vancouver, British Columbia on the Expiry Date. The Expiry Date of an Option shall be the earlier of the date so fixed by the Board at the time the Option is awarded (or amended) and the date established, if applicable, in subparagraphs (a) to (c) below:

(a)	Death of Option Holder
In the event that the Option Holder should die while he or she is still an Employee (if he or she holds his or her Option as an Employee), or a Service Provider (if he or she holds his or her Option as a Service Provider), the Expiry Date shall be the first anniversary of the Option Holder’s date of death.

(b)	Ceasing to be an Employee or Service Provider
In the event that the Option Holder holds his or her Option as an Employee or Service Provider of the Company and such Option Holder ceases to be an Employee or Service Provider of the Company other than by reason of death, unless otherwise determined by the Board, the Expiry Date of the Option shall be:

(i)
the Termination Date, if the Option Holder ceases to be an Employee of the Company as a result of termination for Cause or as a result of an order made by any Regulatory Authority having jurisdiction to so order; or

(ii)
on the resignation of an Employee or on termination other than for Cause, 30 days after the date set out in the termination notice delivered by the Company to the Employee or the resignation notice delivered by the Employee to the Company, as the case may be, as the last day the Employee will be an Employee of the Company; and

(iii)	in respect of a Service Provider, the earlier of the Termination Date, if any, and the date of expiration of the agreement for services between the Service Provider and the Company;
Notwithstanding anything contained herein, in no case will an Option be exercisable later than the Expiry Date of such Option fixed by the Board at the time the Option is awarded to the Option Holder; provided, however, that if the term of an Option expires during a Blackout Period or within 10 business days after the date on which the Blackout Period ends, then the term of such Option shall be extended to the date which is 10 business days after such date on which the Blackout Period ends. In no case shall an Option held by a U.S. Option Holder be exercisable later than (i) the Expiry Date of such Option fixed by the Board at the time the Option is awarded to the Option Holder and (ii) the end of the calendar year in which such Expiry Date falls.

3.5	Exercise Price
The price at which an Option Holder may purchase a Share upon the exercise of an Option shall be as approved by the Board and in any event shall not be less than the Market Price of the Shares as of the Award Date.
Notwithstanding anything else contained herein, in no case will the Exercise Price be less than the minimum prescribed by the TSX or any other applicable stock exchange as of the relevant Award Date.

3.6	Additional Terms
Subject to all applicable Securities Laws, the Board may attach other terms and conditions to the grant of a particular Option which may include, but are not necessarily limited to, the following:

(a)	providing that an Option expires on a date other than as provided for herein;

(b)
providing that a portion or portions of an Option vest after certain periods of time or upon the occurrence of certain events, or expire after certain periods of time or upon the occurrence of certain events;

(c)	providing that an Option be exercisable immediately, in full, notwithstanding that it has vesting provisions, upon the occurrence of certain events; and

(d)
providing that an Option issued to, held by or exercised by an Option Holder who is a citizen or resident of the United States of America, and otherwise meets the statutory requirements, be treated as an “Incentive Stock Option” as that term is defined for purposes of the United States of America Internal Revenue Code of 1986, as amended.

3.7	Assignment of Options
Options may not be assigned or transferred; provided, however, that the Personal Representative of an Option Holder may, to the extent permitted by paragraph 4.1, exercise the Option within the Exercise Period.

3.8	Adjustments
If, prior to the complete exercise of an Option, the Shares are consolidated, subdivided, converted, exchanged or reclassified or in any way substituted for (collectively the “Event”), an Option, to the extent that it has not been exercised, shall be adjusted by the Board in accordance with such Event in the manner the Board deems appropriate. No fractional shares shall be issued upon the exercise of an Option and, accordingly, if as a result of the Event, an Option Holder would become entitled to a fractional share, such Option Holder shall have the right to purchase only the next lowest whole number of Shares and no payment or other adjustment will be made with respect to the fractional interest so disregarded.

3.9	Vesting
Options will vest as and when determined by the Board; provided, however, that if no such determination has been made in respect of an Option, such Option will vest on the basis of: 1/3 one year after the Award Date; 1/3 two years after the Award date; and 1/3 three years after the Award Date.
In respect of an Option granted to an Employee or Service Provider of the Company, upon such Employee or Service Provider ceasing to be an Employee or Service Provider of the Company, any Option granted to such Employee or Service Provider shall cease to vest on the Termination Date.

3.10	Change of Control
In the event of a Change of Control, all Options outstanding shall be immediately exercisable, notwithstanding any determination of the Board pursuant to paragraph 3.9, if applicable.

ARTICLE 4
EXERCISE OF OPTION

4.1	Exercise of Option
An Option may be exercised only by the Option Holder or the Personal Representative of the Option Holder. An Option Holder or the Personal Representative of an Option Holder may exercise an Option in whole or in part at any time or from time to time during the Exercise Period up to 4:30 p.m. local time in Vancouver, British Columbia on the Expiry Date through the Company’s electronic compensation plan system and by delivering to the Administrator a certified cheque or bank draft payable to “Silver Standard Resources Inc.” in an amount equal to the aggregate Exercise Price of the Shares to be purchased pursuant to the exercise of the Option.

4.2	Issue of Share Certificates
As soon as practicable following the receipt of the Exercise Price, the Administrator shall cause to be delivered to the Option Holder a certificate for the Shares so purchased.

4.3	Conditions of Issue
The Options and the issue of Shares by the Company pursuant to the exercise of Options are subject to the terms and conditions of the Plan and compliance with the rules and policies of all applicable Regulatory Authorities relating to the granting of such Options and to the issuance and distribution of such Shares, and to all applicable Securities Laws. The Option Holder agrees to comply with all Securities Laws and to furnish to the Company any information, reports or undertakings required to comply with, and to fully cooperate with the Company in complying with, such Securities Laws.

4.4	Fully Paid and Financial Assistance
The Company will not issue any Shares pursuant to the exercise of Options until it has received the full consideration for the issuance of such Shares. The Company will not provide financial assistance to an Option Holder to assist him or her in exercising his or her Option; provided, however, that the Board may, in its discretion, authorize the Administrator to make arrangements with one or more investment dealers to make loans to the holders of Options of the funds required by them to pay all or a portion of the aggregate Exercise Price payable upon the exercise of Options. Such arrangements, if any, will be solely between any such investment dealer and holder of Options and the Company will not have any liability or responsibility for any such arrangements or any loans pursuant thereto.

4.5	Cashless Exercise/SAR Election
Notwithstanding any other provision of the Plan, with the approval of the Board (which may be withheld entirely in the sole and unfettered discretion of the Board), an Optionee may, in lieu of exercising an Option as provided in paragraph 4.1, elect to exercise such Option by written notice to the Company specifying that the Option Holder is subscribing for the number of Shares to which the Option Holder is entitled on exercise of the Option without payment of the Exercise Price therefor. The number of Shares to be issued or otherwise provided to the Option Holder upon such an election is the number obtained by dividing (a) the difference between the Market Price as of the date of receipt by the Company of such notice and the Exercise Price, multiplied by the number of Shares in respect of which the Option would otherwise be exercised upon payment of the aggregate Exercise Price, by (b) the Market Price as of the date of receipt by the Company of such notice. Upon any such an election, the Company may, at the discretion of the Board, instead of issuing or otherwise providing to the Option Holder the number of Shares calculated in accordance with the preceding sentence, pay to the Option Holder by cheque the amount of money calculated in accordance with clause (a) of such sentence.
ARTICLE 5
ADMINISTRATION

5.1	Administration
The Plan shall be administered by the Administrator on the instructions of the Board. The Board may make, amend and repeal at any time and from time to time such regulations not inconsistent with the Plan as it may deem necessary or advisable for the proper administration and operation of the Plan and such regulations shall form part of the Plan. The Board may delegate to the Administrator or any senior officer or employee of the Company such administrative duties and powers as it may see fit in connection with the Plan.

5.2	Interpretation
The interpretation by the Board of any of the provisions of the Plan and any determination by it pursuant hereto shall be final and conclusive and shall not be subject to any dispute by any Option Holder. No member of the Board or any person acting pursuant to authority delegated by it hereunder shall be liable for any action or determination in connection with the Plan made or taken in good faith and each member of the Board and each such person shall be entitled to indemnification with respect to any such action or determination in the manner provided for by the Company.
ARTICLE 6
AMENDMENT AND TERMINATION

6.1	Amendment, Modification or Termination of the Plan
The Board reserves the right to amend, modify or terminate the Plan or Options granted under the Plan at any time if and when it is considered advisable in the discretion of the Board. However, shareholder approval shall be required in respect of:

(a)
any amendment to the number of Shares (or other securities) issuable under the Plan, including amendments to increase any of the limits on the number of Options that may be granted as set out in paragraph 2.2;

(b)	any amendment which reduces the Exercise Price of an Option (including by cancelling and reissuing stock options);

(c)	any amendment to the transferability or assignability of an Option, except as otherwise permitted by the Plan;

(d)	any amendment extending the term of an Option beyond its original Expiry Date, except as otherwise permitted by the Plan; and

(e)	any expansion of the scope of persons eligible to participate in the Plan to include non-employee directors;

(f)	amendments required to be approved by shareholders under applicable law.
Where shareholder approval is sought for amendments under clauses (b) and (d) above, the votes attached to Shares held directly or indirectly by Option Holders who would benefit from the amendment will be excluded.
Other than as specified above, the Board may approve all other amendments to the Plan or Options granted under the Plan in its discretion without shareholder approval. Without limiting the generality of the foregoing, the following types of amendments would not require shareholder approval:

(a)
amendments of a “housekeeping” or ministerial nature, including, without limitation, any amendment for the purpose of curing any ambiguity, error or omission in the Plan or to correct or supplement any provision of the Plan that is inconsistent with any other provision of the Plan;

(b)	amendments necessary to comply with the provisions of applicable law (including, without limitation, the rules of the TSX or any other applicable stock exchange);

(c)	any amendment which increases the Exercise Price of an Option;

(d)	any expansion of the scope of persons eligible to participate in the Plan other than to non-employee directors;

(e)	amendments respecting administration of the Plan;

(f)	any amendment to the vesting provisions of the Plan or any Option;

(g)
any amendment to the early termination provisions of the Plan or any Option, whether or not such Option is held by an Insider, provided such amendment does not entail an extension beyond the original Expiry Date of such Option; and

(h)	amendments necessary to suspend or terminate the Plan.

6.2	Termination
The Board may terminate the Plan at any time provided that such termination shall not alter the terms or conditions of any Option or impair any right of any Option Holder pursuant to any Option awarded prior to the date of such termination which shall continue to be governed by the provisions of the Plan.
ARTICLE 7
GENERAL

7.1	Withholding Taxes
As a condition of and prior to participation in the Plan, each Option Holder authorizes the Company to withhold from any amount otherwise payable to him or her any amounts required by any taxing authority to be withheld for taxes of any kind as a consequence of his or her participation in the Plan. The Company shall also have the right to require (as a condition of exercise) an optionee to remit to the Company, the required amount to satisfy any taxes which are required to be withheld with respect to any taxable event arising as a result of the Plan, including the grant or exercise of Options granted under the Plan. In addition, the Company may elect in its sole direction, to satisfy the withholding requirement, in whole or in part, by withholding such number of shares as it determines are required to be sold by the Company to satisfy the withholding obligation net of selling costs (which costs shall be the responsibility of the optionee and which shall be and are authorized to be deducted from the proceeds of the sale).

7.2	Section 409A
It is intended that the provisions of the Plan comply with Section 409A, and all provisions of this Plan shall be construed and interpreted in a manner consistent with the requirements for avoiding taxes or penalties under Section 409A. Except as permitted under Section 409A, any deferred compensation (within the meaning of Section 409A) payable to or for the benefit of a U.S. Option Holder may not be reduced by, or offset against, any amount owing by the U.S. Option Holder to the Company or any of its affiliates. Notwithstanding anything in the Plan to the contrary, if a U.S. Option Holder becomes entitled to receive payment in respect of any Options as a result of his or her “separation from service” (within the meaning of Section 409A), and the U.S. Option Holder is a “specified employee” (within the meaning of Section 409A) at the time of his or her separation from service, and the Board makes a good faith determination that (i) all or a portion of the Options constitute “deferred compensation” (within the meaning of Section 409A) and (ii) any such deferred compensation that would otherwise be payable during the six-month period following such separation from service is required to be delayed pursuant to the six-month delay rule set forth in Section 409A in order to avoid taxes or penalties under Section 409A, then payment of such “deferred compensation” shall not be made to the U.S. Option Holder before the date which is six months after the date of his or her separation from service (and shall be paid in a single lump sum on the first day of the seventh month following the date of such separation from service) or, if earlier, the U.S. Option Holder’s date of death; in such event, the lump sum payment will be equal to the number of Options credited to the U.S. Option Holder’s account multiplied by the difference between the Exercise Price and the Market Price as of the expiration of such six-month period or the date of death.

Notwithstanding any provision of the Plan to the contrary, in the event that the Board determines that any amounts payable hereunder will be taxable to a U.S. Option Holder under Section 409A prior to payment to such U.S. Option Holder of such amount, the Company may (i) adopt such amendments to the Plan and Options and appropriate policies and procedures, including amendments and policies with retroactive effect, that the Board determines necessary or appropriate to preserve the intended tax treatment of the benefits provided by the Plan and Options hereunder and/or (ii) take such other actions as the Board determines necessary or appropriate to avoid or limit the imposition of an additional tax under Section 409A.

7.3	Agreement
The Company and every Option awarded hereunder shall be bound by and subject to the terms and conditions of the Plan. By accepting an Option granted hereunder, the Option Holder expressly agrees with the Company to be bound by the terms and conditions of the Plan.

7.4	Prior Plan
The Plan supersedes and replaces all predecessor stock option plans of the Company. All options previously granted by the Company that are outstanding as at the date of the Plan shall be deemed to be granted under the Plan and to be Options which are subject to the terms and conditions hereof.